FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG Group plc

                      Notifications of Interests in Shares

The Company has today received notifications as follows:

William Friedrich - Executive Director

William Friedrich, Deputy Chief Executive, has notified that on 12 February 2007 he sold 250,000 ordinary shares of 10p each, at a price of GBP7.32646 per share.

As a result, Mr Friedrich's beneficial interests in the ordinary share capital of BG Group plc are 369,593 shares, representing 0.01% of the shares in issue.

Martin Houston - Person discharging managerial responsibility

Martin Houston, Executive Vice President & Managing Director, North America, Caribbean and Global LNG, has notified that on 12 February 2007 he exercised options under the BG Group Company Share Option Scheme over 39,106, 97,526, 130,685 and 125,914 ordinary shares of 10p each, at prices of GBP2.685, GBP2.5634, GBP2.5175 and GBP2.705 per share respectively. He subsequently sold 382,058 shares arising from these exercises at a price of GBP7.290937 per share.

As a result, Mr Houston's beneficial interests in the ordinary share capital of BG Group plc have increased to 267,591 shares, representing 0.008% of the shares in issue.

Rick Waddell - Person discharging managerial responsibility

Rick Waddell, Executive Vice President & Managing Director South America, has notified that on 12 February 2007 he exercised an option under the BG Group Company Share Option Scheme over 115,796 ordinary shares of 10p each, at a price of GBP2.705 per share. He subsequently sold all the shares arising from this exercise at a price of GBP7.259028 per share. Mr Waddell also notified that on 9 February 2007 he sold 35,000 ordinary shares of 10p each, at a price of GBP7.41 per share.

As a result, Mr Waddell's beneficial interests in the ordinary share capital of BG Group plc are 98,241 shares, representing 0.003% of the shares in issue.

12 February 2007
Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 12 February, 2007                       By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary